Exhibit 99.1

On track for clinical read-outs and commercial readiness in 2020

•	First three-month 2020 financial results:

○	Group revenues and other income of €106.9 million

○	Operating loss of €44.6 million

○	Net loss of €50.6 million

○	Cash and current financial investments on 31 March 2020 of €5.7 billion

•	On track to report on a number of later stage clinical trials throughout 2020

•	Important progress in build-out of commercial organization for potential market launch of filgotinib in RA

Webcast presentation tomorrow, 8 May 2020, at 14.00 CET / 8 AM ET, www.glpg.com, +32 2 404 0659, code 6118715

Mechelen, Belgium; 7 May 2020, 22.01 CET; regulated information – Galapagos NV (Euronext & NASDAQ: GLPG) announces its unaudited Q1 results and key events, which are further detailed in its Q1 2020 report available on the Galapagos website, www.glpg.com.

“Although the world faces an unprecedented pandemic, impacting families, businesses and financial markets globally, we have adapted to the new normal with agility and resilience,” said Onno van de Stolpe, CEO of Galapagos. “We are in a very strong position, both financially and operationally, and remain on track to report on a number of later stage clinical trials throughout the remainder of 2020. As a consequence of COVID-19 measures, patient recruitment in some Phase 2 and 3 studies with filgotinib is temporarily halted, and we see an impact on recruitment rates of the ISABELA Phase 3 program with ziritaxestat (GLPG1690) in IPF. Importantly, pending approval, we are confident that we can hit the ground running for the successful launch of our first novel mode of action drug, filgotinib in RA, thereby delivering on our promise of becoming a fully integrated biopharma.”

Bart Filius, COO and CFO added, “From a financial perspective, we ended the first quarter of 2020 with a strong cash balance, positioning us well to grow our pipeline further and deliver on operational excellence for the anticipated commercial launch of filgotinib. Due to the temporary pause in recruitment of the filgotinib trials and some delays in the start of earlier stage programs in light of COVID-19, our cash burni guidance for FY2020 is expected to be in the range of €400 and €430 million, down versus the previously stated cash burn projection of €420 and €450 million.”

Outlook 2020

The remainder of the year promises to be eventful for Galapagos.

We and our collaboration partner Gilead expect to report Phase 3 SELECTION trial data of filgotinib in ulcerative colitis in the second quarter. We also anticipate approval of our first product candidate, filgotinib, in RA in the U.S., Europe, and Japan in the second half of 2020. Gilead and we plan to start the Phase 3 program with filgotinib in ankylosing spondylitis later in 2020.

Within our fibrosis portfolio, in the second half of the year, we anticipate reporting topline results from the PINTA Phase 2 trial with GLPG1205 in IPF and, together with collaboration partner Gilead, from the NOVESA Phase 2a trial with ziritaxestat (GLPG1690) in SSc. In the meantime, we enrolled more than 1,000 patients and continue recruitment in our landmark Phase 3 ISABELA program with ziritaxestat in IPF, together with Gilead, for which the outcome of the futility analysis is anticipated in the first half of 2021.

Also in the second half of 2020, we and Servier expect to report topline results from the ROCCELLA Phase 2b trial of GLPG1972 in knee osteoarthritis. Upon successful completion of this trial, Gilead has the option to license development and commercialization rights in the U.S. for GLPG1972.

With regard to Toledo, our novel mode of action program in inflammation, we completed Phase 1 studies with our Toledo candidate medicines, GLPG3312 and GLPG3970 in healthy volunteers. Given the superior profile of GLPG3970 observed in Phase 1, we decided to prioritize the further development of this compound. Subject to positive developments related to the COVID-19 pandemic, we still anticipate the start of several proof-of-concept patient trials with GLPG3970 in the second half of the year, with topline results now expected in the first half of 2021.

Due to the impact of COVID-19 on the recruitment rate and trial starts, our cash burni guidance has been revised down and is now expected to be in the range of €400 and €430 million, compared to €420 and €450 million previously guided. The cash burn includes milestone income from Gilead for potential regulatory approvals of filgotinib in RA.

Key figures first quarter report 2020 (unaudited)

(€ millions, except basic & diluted loss per share)

	31 March 2020 group total	31 March 2019 group total
Revenues and other income	106.9	40.9
R&D expenditure	(116.8)	(83.2)
S&Mii expenses	(9.8)	(1.7)
G&Aiii expenses	(24.9)	(9.2)
Operating loss	(44.6)	(53.2)
Fair value re-measurement of warrants	(20.5)	-
Net other financial result	14.8	4.7
Taxes	(0.3)	(0.1)
Net result for the period	(50.6)	(48.7)
Basic and diluted loss per share (€)	(0.78)	(0.89)
Current financial investments and cash and cash equivalents	5,722.4	1,222.9

Revenues and other income

Revenues and other income for the first three months of 2020 increased to €106.9 million compared to €40.9 million in the first three months of 2019. The impact of the Gilead collaboration on our revenues is €91.6 million, and consists of (i) the access and option rights to our drug discovery platform (€56.2 million), and (ii) the filgotinib revenue recognition (€35.4 million).

As a result of the upfront payment received from Gilead in the third quarter of 2019, our deferred income on 31 March 2020 includes €2.2 billion allocated to our drug discovery platform that will be recognized linearly over 10 years, and €0.7 billion allocated to filgotinib (2015 filgotinib contract and recent revised collaboration combined) that will be recognized over a period of 4 to 5 years.

Results

We realized a net loss of €50.6 million for the first three months of 2020, compared to a net loss of €48.7 million for the first three months of 2019.

We reported an operating loss amounting to €44.6 million for the first three months of 2020, compared to an operating loss of €53.2 million for the first three months of 2019.

Our R&D expenditure in the first three months of 2020 amounted to €116.8 million, compared to €83.2 million for the first three months of 2019. This planned increase was mainly due to an increase of €19.4 million in subcontracting costs primarily related to our filgotinib program, our Toledo program, and other clinical programs. Furthermore, personnel costs increased explained by a planned headcount increase following the growth in our R&D investments. This factor, and the increased cost of the commercial launch of filgotinib in Europe, contributed to the increase in our S&M and G&A expenses, which were respectively €9.8 million and €24.9 million in the first three months of 2020, compared to respectively €1.7 million and €9.2 million in the first three months of 2019.

We reported a non-cash fair value loss from the re-measurement of initial warrant B issued to Gilead, amounting to €20.5 million, as result of the increased implied volatility of the Galapagos share price.

Net other financial income in the first three months of 2020 amounted to €14.8 million, compared to net other financial income of €4.7 million for the first three months of 2019, which was primarily attributable to a €34.3 million of unrealized exchange gain on our cash position in U.S. dollars, partly compensated by a fair value loss on current financial investments of €14.5 million.

Cash position

Current financial investments and cash and cash equivalents totaled €5,722.4 million on 31 March 2020.

A total net decrease of €58.4 million in cash and cash equivalents and current financial investments was recorded during the first three months of 2020, compared to a net decrease of €67.9 million during the first three months of 2019. This net decrease was composed of €83.4 million of operational cash burni, offset by (i) €5.4 million of cash proceeds from capital and share premium increase from exercise of warrants in the first three months of 2020, (ii) €19.6 million unrealized positive exchange rate differences and fair value losses on current financial investments.

Finally, our balance sheet as at 31 March 2020 held a receivable from the French government (Crédit d’Impôt Rechercheiv) and a receivable from the Belgian Government for R&D incentives, for a total of both receivables of €115.2 million.

First quarter report 2020

Galapagos’ financial report for the first three months ended March 2020, including new accounting policies as a result of recent transactions and details of the unaudited consolidated results, is accessible via www.glpg.com/financial-reports.

Results of annual (ordinary) and extraordinary shareholders’ meetings

On 28 April 2020, Galapagos held its annual (ordinary) and extraordinary shareholders’ meetings. Due to the COVID-19 pandemic, the meetings were held behind closed doors, with advance shareholders’ participation only. All agenda items were approved, including the appointment of Dr. Elisabeth Svanberg as independent director, the remuneration policy and -report, the amendment of the company’s object and the amendment of the articles of association in light of the new Belgian Code of Companies and Associations. All documents relating to the shareholders’ meetings will be posted on our website at https://www.glpg.com/shareholders-meetings.

Conference call and webcast presentation

Galapagos will conduct a conference call open to the public tomorrow, 08 May 2020, at 14:00 CET / 8 AM ET, which will also be webcasted. To participate in the conference call, please call one of the following numbers ten minutes prior to commencement:

CODE: 6118715

USA:	+1 323 794 2093
UK:	+44 330 336 9105
Netherlands:	+31 20 721 9251
France:	+33 1 76 77 2274
Belgium:	+32 2 404 0659

Or, select the click-to-join link and you’ll get connected automatically.

A question and answer session will follow the presentation of the results. Go to www.glpg.com to access the live audio webcast. The archived webcast will also be available for replay shortly after the close of the call.

Financial calendar

06 August 2020	Half year 2020 results (webcast 07 August 2020)
05 November 2020	Third quarter 2020 results (webcast 06 November 2020)
18 February 2021	Full year 2020 results (webcast 19 February 2021)

About Galapagos

Galapagos (Euronext & NASDAQ: GLPG) discovers and develops small molecule medicines with novel modes of action, three of which show promising patient results and are currently in late-stage development in multiple diseases. Our pipeline comprises discovery through Phase 3 programs in inflammation, fibrosis, osteoarthritis and other indications. Our ambition is to become a leading global biopharmaceutical company focused on the discovery, development and commercialization of innovative medicines. More information at www.glpg.com.

Filgotinib and all other drug candidates mentioned in this report are investigational; their efficacy and safety have not been fully evaluated by any regulatory authority.

Contact

Investors:

Elizabeth Goodwin

VP Investor Relations

+1 781 460 1784

Sofie Van Gijsel

Director Investor Relations

+32 485 19 14 15

ir@glpg.com

Media:

Carmen Vroonen

Senior Director Communications & Public Affairs

+32 473 824 874

Evelyn Fox

Director Communications

+31 6 53 591 999

communications@glpg.com

Forward-looking statements

This release may contain forward-looking statements, including, among other things, statements regarding the global R&D collaboration with Gilead, the amount and timing of potential future milestone, opt-in and/or royalty payments by Gilead, Galapagos’ strategic R&D ambitions, the guidance from management (including guidance regarding the expected operational cash burn during financial year 2020), financial results, timing and/or results of clinical trials, mechanisms of action and potential commercialization of our product candidates, interaction with regulators, the potential approval process for filgotinib and statements relating to the build-up and development of commercial operations, the impact of COVID-19, and our strategy, business plans and focus. Galapagos cautions the reader that forward-looking statements are not guarantees of future performance. Forward-looking statements involve known and unknown risks, uncertainties and other factors which might cause the actual results, financial condition and liquidity, performance or achievements of Galapagos, or industry results, to be materially different from any historic or future results, financial conditions and liquidity, performance or achievements expressed or implied by such forward-looking statements. In addition, even if Galapagos’ results, performance, financial condition and liquidity, and the development of the industry in which it operates are consistent with such forward-looking statements, they may not be predictive of results or developments in future periods. Among the factors that may result in differences are that Galapagos’ expectations regarding its 2020 operating expenses may be incorrect (including because one or more of its assumptions underlying its expense expectations may not be realized), Galapagos’ expectations regarding its development programs may be incorrect, the inherent uncertainties associated with competitive developments, clinical trial and product development activities and regulatory approval requirements (including that data from Galapagos’ ongoing clinical research programs may not support registration or further development of its product candidates due to safety, efficacy or other reasons), Galapagos’ reliance on collaborations with third parties (including our collaboration partner for filgotinib and ziritaxestat, Gilead, and our collaboration partner for GLPG1972, Servier), and estimating the commercial potential of our product candidates and the uncertainties relating to the impact of the COVID-19 pandemic. A further list and description of these risks, uncertainties and other risks can be found in Galapagos’ Securities and Exchange Commission (SEC) filings and reports, including in Galapagos’ most recent annual report on Form 20-F filed with the SEC and other filings and reports filed by Galapagos with the SEC. Given these uncertainties, the reader is advised not to place any undue reliance on such forward-looking statements. These forward-looking statements speak only as of the date of publication of this document. Galapagos expressly disclaims any obligation to update any such forward-looking statements in this document to reflect any change in its expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements, unless specifically required by law or regulation.

[i]

The operational cash burn (or operational cash flow if this performance measure is positive) is equal to the increase or decrease in our cash and cash equivalents (excluding the effect of exchange rate differences on cash and cash equivalents), minus:

i.	the net proceeds, if any, from share capital and share premium increases included in the net cash flows generated / used (–) in financing activities

ii.

the net proceeds or cash used, if any, in acquisitions or disposals of businesses; the movement in restricted cash and movement in current financial investments, if any, included in the net cash flows generated / used (–) in investing activities.

This alternative performance measure is in our view an important metric for a biotech company in the development stage.

The operational cash burn for the three months ended 31 March 2020 amounted to €83.4 million and can be reconciled to our cash flow statement by considering the increase in cash and cash equivalents of €864.7 million, adjusted by (i) the cash proceeds from capital and share premium increase from the exercise of warrants by employees for €5.4 million and (ii) the net decrease in current financial investments amounting to €942.7 million.

ii	Sales and marketing
iii	General and administrative
iv	Crédit d’Impôt Recherche refers to an innovation incentive system underwritten by the French government